Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-55078, 333-157884 and 333-158081) and Form S-8 (Nos. 033-84510, 333-27201, 333-27203, 333-27205, 333-60333, 333-123829, 333-150399 and 333-165151) of Colonial Properties Trust and subsidiaries (the "Company") of our report dated February 27, 2009, except for the effects of the changes in disclosure for reportable segments discussed in Note 10, the changes in noncontrolling interest discussed in Note 2, changes in earnings per share discussed in Note 2, collectively as to which the date is May 21, 2009 and except for changes in items reflected in discontinued operations discussed in Note 5, as to which the date is February 28, 2011 relating to the financial statements of the Company for the year ended December 31, 2008, which appears in this Form 10-K.

PricewaterhouseCoopers LLP
Birmingham, Alabama
February 28, 2011